Exhibit 99.1

FOR IMMEDIATE RELEASE:	Investor contact:	Jérôme Arnaud
+1 650 996-3498

+1 650 567-8103

jarnaud@ilog.com

Press contact:	Susan Peters, ILOG
+1 650 567-8109

speters@ilog.com

ILOG COMPLETES ACQUISITION OF SUPPLY CHAIN VENDOR

LOGIC TOOLS

PARIS, France and MOUNTAIN VIEW, Calif. – April 11, 2007 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced it has completed its acquisition of LogicTools, a Chicago-based provider of supply chain planning applications, creating a new business division focused on supply chain applications sales and services, called LogicTools, a Division of ILOG.

The acquisition, which has been applauded by industry analysts, brings together a leader in supply chain network design and inventory optimization – LogicTools – with the leader in detailed scheduling solutions to provide a more comprehensive range of supply chain applications to customers. In an article on ILOG’s intent to acquire LogicTools, AMR Research Senior Analyst, Mark Hillman, said, “The combination, which has a lot of potential, reflects important market dynamics.” He added, “One promise of the combination is that all companies need this type of strategic SCM decision support. ILOG can also target broader optimization areas, showing how its tools and applications can help with supply chain problems.”

Simon Bragg with research firm, ARC Advisory Group, commented, “There are considerable synergies between the two companies, which will benefit customers. “

LogicTools co-founder, Edith Simchi-Levi, will become vice president of operations for LogicTools, a Division of ILOG. All of the 43 LogicTools employees have also accepted offers of employment to join the Company. LogicTools’ Co-founder David Simchi-Levi, and a professor at the Massachusetts Institute of Technology, will continue as a consultant to ILOG.

The transaction will be paid entirely in cash, compared with a combination of cash and stock as previously reported. Also, as previously stated, the acquisition will have a negligible impact on ILOG’s growth and U.S. GAAP profit in the fiscal year ending June 30, 2007 and is expected to be accretive to the Company’s U.S. GAAP profit in fiscal 2008.

About LogicTools

Founded in 1995 by David Simchi-Levi, Professor of Engineering Systems at MIT, LogicTools, a division of ILOG, provides strategic and tactical supply chain optimization applications designed to complement existing IT investments. LogicTools' product suite allows companies to make a wide range of supply chain decisions, from choosing the best strategic network design, deciding on the most efficient sourcing strategy to optimizing inventory placement throughout the different levels of the supply chain. For more information, please visit www.logic-tools.com

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), supply chain planning and scheduling applications, and optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 800 people worldwide. For more information, please visit http://www.ilog.com.

ILOG is a registered trademark of ILOG, Inc. and ILOG S.A. LogicTools is a registered trademark of LogicTools, a Division of ILOG.

Forward-looking Information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results; competition in our industry; the extended length of our sales cycle which impacts our ability to forecast product lines; our dependence on certain major independent software vendors; our investments in vertical markets; the increasing number of fixed price consulting agreements; decreased investment in our sales and marketing forces; changing market requirements; our ability to provide professional services activities that satisfy customer expectations; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; changes in tax laws or an adverse tax audit; our significant dependence on our proprietary technology; the impact of intellectual property infringement disputes; the impact of dilutive share issuances or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions; changes in accounting principles; our ability to successfully integrate the business, operations, customers, products and employees of acquired companies and investments, including LogicTools, into our operations as well as the expectation that the acquisition will be accretive to our U.S. GAAP profits in 2008, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.